Exhibit 12.2
Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges and Supplemental Ratio of Earnings to Fixed Charges
(Thousands of Dollars)

	Six months ended June 30,
		Twelve Months Ended
		December 31,
	2012	2011	2010	2009	2008	2007
RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$83,483	$123,351	$151,347	$158,080	$131,715	$111,965
Adjust for distributed income of equity investees	173	(9,018)	(6,526)	2,464	(6,772)	(5,553)
Fixed charges, as below	43,477	86,249	85,579	78,543	77,568	68,272
Total earnings, as defined	$127,133	$200,582	$230,400	$239,087	$202,511	$174,684

Fixed charges, as defined:
Interest charges[1]	$42,721	$84,626	$84,651	$77,580	$76,711	$67,386
Rental interest factor	756	1,623	928	963	857	886
Total fixed charges, as defined	$43,477	$86,249	$85,579	$78,543	$77,568	$68,272
Ratio of earnings to fixed charges	2.92x	2.33x	2.69x	3.04x	2.61x	2.56x

SUPPLEMENTAL RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$83,483	$123,351	$151,347	$158,080	$131,715	$111,965
Adjust for distributed income of equity investees	173	(9,018)	(6,526)	2,464	(6,772)	(5,553)
Supplemental fixed charges, as below	43,799	87,035	86,643	80,028	79,358	70,024
Total earnings, as defined	$127,455	$201,368	$231,464	$240,572	$204,301	$176,436

Supplemental fixed charges:
Interest charges[1]	$42,721	$84,626	$84,651	$77,580	$76,711	$67,386
Rental interest factor	756	1,623	928	963	857	886
Supplemental increment to fixed charges[2]	322	786	1,064	1,485	1,790	1,752
Total supplemental fixed charges	$43,799	$87,035	$86,643	$80,028	$79,358	$70,024
Supplemental ratio of earnings to fixed charges	2.91x	2.31x	2.67x	3.01x	2.57x	2.52x

1 FIN 48 interest is not included in interest charges.
[2] Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.